Exhibit 99.1

US GreenFiber, LLC

Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

US GreenFiber, LLC

Index

December 31, 2011, January 1, 2011 and December 26, 2009

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Comprehensive Income (Loss) and Members’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	5–15

Report of Independent Auditors

To the Board of Managers

US GreenFiber, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss) and members’ equity and of cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC and its subsidiaries (the “Company”) at December 31, 2011 and January 1, 2011 and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

June 11, 2012

US GreenFiber, LLC

Consolidated Balance Sheets

December 31, 2011, and January 1, 2011

	2011	2010

Assets
Current assets
Cash	$147,769	$43,863
Accounts receivable, less allowance for doubtful accounts of $344,873 and $362,911 in 2011 and 2010, respectively	12,946,255	15,812,168
Prepaids and other assets	1,381,296	1,482,173
Futures contracts	1,395,000	785,000
Inventories	6,026,601	5,240,585
Deferred tax asset	54,230	63,903
Total current assets	21,951,151	23,427,692
Property, plant and equipment, net	32,166,854	38,675,869
Goodwill	—	10,180,421
Intangible assets, net	2,653,786	2,916,543
Deferred financing costs, net	366,636	200,046
Deferred tax asset	1,401,321	—
Total assets	$58,539,748	$75,400,571
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$4,099,349	$6,419,465
Accrued liabilities	5,783,056	5,794,996
Current portion of capital lease obligation	425,391	367,364
Current portion of long-term debt	7,323,985	2,000,000
Total current liabilities	17,631,781	14,581,825
Capital lease obligation	377,782	567,683
Other liabilities	250,000	396,517
Deferred tax liability	—	941,565
Long-term debt	4,726,163	9,831,062
Total liabilities	22,985,726	26,318,652
Commitments and contingencies
Members’ equity	35,554,022	49,081,919
Total liabilities and members’ equity	$58,539,748	$75,400,571

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Comprehensive Income (Loss) and Members’ Equity

Years Ended December 31, 2011, January 1, 2011 and December 26, 2009

	2011	2010	2009

Sales	$75,153,071	$80,942,670	$99,039,503
Cost of sales	66,841,068	70,983,769	80,151,937
Gross profit	8,312,003	9,958,901	18,887,566
Selling, general and administrative expenses	20,628,947	16,830,876	19,892,459
Goodwill impairment	10,180,421	—	—
Loss from operations	(22,497,365)	(6,871,975)	(1,004,893)
Interest expense, net	(648,054)	(485,557)	(1,427,539)
Other (expense) income, net	(269,434)	126,520	(111,087)
Loss before income taxes	(23,414,853)	(7,231,012)	(2,543,519)
Income tax (expense) provision	2,276,956	(224,902)	(406,925)
Net loss	(21,137,897)	(7,455,914)	(2,950,444)
Other comprehensive income	610,000	981,000	3,975,000
Comprehensive income (loss)	(20,527,897)	(6,474,914)	1,024,556
Members’ equity
Beginning of year	49,081,919	55,556,833	54,532,277
Contributions	7,000,000	—	—
End of year	$35,554,022	$49,081,919	$55,556,833

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2011, January 1, 2011 and December 26, 2009

	2011	2010	2009

Cash flows from operating activities
Net loss	$(21,137,897)	$(7,455,914)	$(2,950,444)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Goodwill impairment	10,180,421	—	—
Depreciation	8,154,127	8,960,483	9,906,578
Amortization	269,349	327,101	328,394
Amortization of deferred financing costs	116,620	103,805	272,339
Deferred taxes	(2,333,213)	167,237	110,833
Gain on disposal of assets	165,467	(126,520)	(34,979)
Provision for accounts receivable	(18,038)	77,606	135,305
Changes in operating assets and liabilities
Accounts receivable	2,883,951	271,286	3,048,545
Inventories	(786,016)	661,234	2,556,598
Accounts payable	(2,406,694)	(377,168)	(1,227,477)
Accrued expenses	(386,940)	(1,928,673)	138,581
Other assets	100,877	(506,977)	543,289
Other liabilities	228,483	(1,394,025)	1,145,605
Net cash (used in) provided by operating activities	(4,969,503)	(1,220,525)	13,973,167
Cash flows from investing activities
Purchases of property, plant and equipment	(1,726,796)	(1,894,756)	(2,307,621)
Purchases of intangible assets	(6,592)	(37,741)	(45,215)
Proceeds from sale of property and equipment	256,023	178,567	211,928
Net cash used in investing activities	(1,477,365)	(1,753,930)	(2,140,908)
Cash flows from financing activities
Line of credit borrowings	31,701,543	3,997,000	29,000
Line of credit payments	(28,524,578)	(29,000)	(17,777,856)
Loan borrowings	560,000	—	10,000,000
Loan payments	(3,517,879)	(1,999,271)	(2,166,667)
Repayments on capital lease obligations	(385,102)	(347,148)	(315,631)
Debt issuance costs	(283,210)	(8,700)	(210,000)
Member contributions	7,000,000	—	—
Net cash provided by (used in) financing activities	6,550,774	1,612,881	(10,441,154)
Net increase (decrease) in cash	103,906	(1,361,574)	1,391,105
Cash
Beginning of year	43,863	1,405,437	14,332
End of year	$147,769	$43,863	$1,405,437
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$490,735	$465,794	$1,158,368
Cash paid for income taxes	60,274	66,143	261,656
Supplemental schedule of noncash investing transactions
Purchase of equipment under capital leases	$253,228	$579,998	$59,554
Assets acquired through accounts payable	86,578	—	77,951

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the “Company”) was incorporated in July 2000 under the state laws of Delaware.  The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and home improvement retailers.  The Company has manufacturing facilities located in Albany, New York; Charlotte, North Carolina; Delphos, Ohio; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Salt Lake City, Utah; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the “Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

Principles of Consolidation

The consolidated financial statements include the accounts of US GreenFiber, LLC and its wholly owned subsidiaries, GreenFiber Albany, Inc. and GreenFiber Salt Lake City, Inc.  All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of December 31, 2011, the Company had entered into five raw material contracts with various suppliers in order to mitigate supply risk on recovered paper.  These contracts, with various expiration dates through June 30, 2019, require the Company to purchase approximately 2,950 short tons of raw material per month at various prices.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Expenditures for maintenance, repairs and minor renewals are expensed as incurred.  Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Estimated
Asset Classification	Useful Lives

Buildings and improvements	15–20 years
Furniture and fixtures	3–10 years
Machinery and equipment	1–13 years
Trucks and trailers	4–8 years

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

During 2008, the Company temporarily halted manufacturing at the Elkwood facility.  In the first quarter of 2009, the Company temporarily halted manufacturing at the Sacramento, East St. Louis and Atlanta plants due to the slowdown in the economy.  During 2011, the Company fully exited the East St. Louis location.  The Company sublet the Sacramento manufacturing facility and assets during 2011 and exited a lease on the warehouse in Sacramento (Note 7).  During the first quarter of 2012, the Atlanta location was sublet.  For the Elkwood location, the Company plans to resume production when business activity increases to an acceptable level.  Ongoing maintenance and upkeep of facilities and equipment continues at this location in anticipation of eventual reopening.  Depreciation of equipment continues during the shutdown period.

The Company reviews for impairment including idle assets, the carrying value of property, plant and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  Management concluded that no impairment charges are required for 2011, 2010, and 2009.

Goodwill and Intangible Assets

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets acquired through acquisitions in 2006 and 2005.  The Company evaluates the recoverability of goodwill on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation for goodwill is based on the estimated fair value of implied goodwill using a discounted cash flow model.  A full impairment charge of $10,180,421 was recorded in 2011.  (See Note 10.)

The Company’s intangible assets subject to amortization consist of non-compete agreements, patents and customer lists, which are amortized on a straight line method over useful lives ranging from 5 to 20 years.  The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on various analyses, including cash flows and profitability projections.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2011, 2010 or 2009.

Debt Financing Costs

Debt financing costs that are capitalized are amortized using the effective interest method over the estimated term of the related debt.  During 2011, the Company capitalized additional debt financing costs associated with the Company’s current credit agreements of approximately $283,000.

Income Taxes

The Company is a limited liability company.  All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax return of each member.  The Company’s GreenFiber Albany, Inc. subsidiary and GreenFiber Salt Lake City, Inc. subsidiary are taxed as corporations.  Accordingly, a provision for income taxes is recognized in the 2011, 2010 and 2009 consolidated statements of comprehensive income (loss) and members’ equity.

The Company is required to recognize a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents.  If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits.  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables.  The Company’s accounts receivable are derived from revenue earned from customers located in the United States.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable.

For the years ended December 31, 2011, January 1, 2011 and December 26, 2009 approximately 59%, 70% and 58% respectively, of sales were to six customers.  As of December 31, 2011 and January 1, 2011, 59% and 62% of accounts receivable were from these 6 customers, respectively.

Book Overdraft

Under the Company’s cash management system, checks issued that have not cleared the bank account frequently result in overdraft balances for accounting purposes and are classified as accounts payable in the consolidated balance sheets.  The total amount of outstanding checks included in accounts payable is $0 and $1,731,712 at December 31, 2011 and January 1, 2011 respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer.  The Company provides sales incentives in the form of rebates to certain customers.  The rebates are presented as a reduction of sales in the consolidated statements of comprehensive income (loss) and members’ equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.                            Inventories

Inventories consist of the following at December 31, 2011 and January 1, 2011:

	2011	2010

Parts	$387,773	$466,708
Raw material	3,690,482	3,347,815
Finished goods	1,948,346	1,426,062
	$6,026,601	$5,240,585

3.                            Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31, 2011 and January 1, 2011:

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

	2011	2010

Land	$330,268	$330,268
Buildings and improvements	9,133,400	9,143,440
Furniture and fixtures	1,053,350	1,059,676
Machinery and equipment	84,328,822	85,775,496
Trucks and trailers	13,054,593	14,209,985
Construction in Progress	77,845	—
	107,978,278	110,518,865
Less: Accumulated depreciation	(75,811,424)	(71,842,996)
	$32,166,854	$38,675,869

4.                            Accrued Liabilities

Accrued liabilities consist of the following at December 31, 2011 and January 1, 2011:

	2011	2010

Accrued payroll, bonus and related items	$2,621,982	$1,661,556
Sales and other taxes	267,475	256,213
Customer rebate programs	1,076,123	2,250,370
Other	1,817,476	1,626,857
	$5,783,056	$5,794,996

5.                            Derivative Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks.  The Company uses derivatives only for purposes of managing risk associated with underlying exposures.  The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures.  The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility.  Complex instruments involving leverage or multipliers are not used.  Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge).  The Company’s commodity futures contracts have been designated as cash flow hedges as of December 31, 2011 and January 1, 2011.  For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income.  When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of comprehensive income (loss) and members’ equity as the hedged item.  In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of sales.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship.  This process includes matching the hedging

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

instrument to the underlying hedged item (forecasted transactions).  At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.  If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument are recognized in earnings during the period it no longer qualifies as a hedge.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material.  Of the 134,500 tons, 163,000 tons and 174,000 tons of raw materials purchased during 2011, 2010 and 2009, respectively, approximately 74,000 tons, 87,500 tons and 60,000 tons were hedged with contracts, respectively.  The Company’s strategy is to hedge certain production requirements for various periods up to 60 months.  As of December 31, 2011 and January 1, 2011, approximately 37,000 tons and 74,000 tons or 27% and 45%, respectively, of projected production requirements for the next 12 months were hedged.

As of December 31, 2011 and January 1, 2011, the fair values of outstanding commodity futures contracts, based on quotes from brokers and observable market trading rates, reflected on the balance sheets as assets and (liabilities) were approximately $1,395,000 and 785,000, respectively.  Realized gains and (losses) of approximately $2,104,000, ($816,000), and ($2,670,500) respectively, are included as a component of cost of sales in the statements of comprehensive income (loss) and members’ equity for the years ended December 31, 2011, January 1, 2011 and December 26, 2009.  Unrealized gains of approximately $610,000, $981,000, and $3,975,000 and respectively, are included in the financial statements as other comprehensive income in the statements of comprehensive income (loss) and members’ equity for the years ended December 31, 2011, January 1, 2011 and December 26, 2009.

6.                            Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements under GAAP the Company discloses the fair value of its financial assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value.  The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level one measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).  The guidance establishes three levels of the fair value hierarchy as follows:

Level 1                  Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2                  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3                  Unobservable inputs for the asset or liability.

As of December 31, 2011 and January 1, 2011, the fair values of the Company’s liabilities measured on a recurring basis are categorized as follows:

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

	2011
	Level 1	Level 2	Level 3	Total

Assets
Recycled paper hedges	$—	$1,395,000	$—	$1,395,000
Total assets at fair value	$—	$1,395,000	$—	$1,395,000

	2010
	Level 1	Level 2	Level 3	Total

Assets
Recycled paper hedges	$—	$785,000	$—	$785,000
Total assets at fair value	$—	$785,000	$—	$785,000

Recycled paper hedges are valued based on broker quotes and observable market trading rates, and are classified within Level 2 of the fair value hierarchy.

7.                            Debt

Outstanding debt obligations as of December 31, 2011 and January 1, 2011 are as follows:

	Outstanding Balance
	2011	2010

Line of credit	$7,173,965	$3,997,000
Term loan	4,399,998	7,834,062
Note Payable	476,185	—
	12,050,148	11,831,062
Less: Current portion of debt	7,323,965	2,000,000
Long-term debt	$4,726,183	$9,831,062

The Company has a line of credit (LOC) and Term Loan with Wells Fargo Bank, N.A.  These agreements were amended and restated in April and December 2011.  Under the terms of the final amendment, the line of credit provides for borrowings up to $16,500,000 or lesser amount as defined in the agreement based on current values of certain of the Company’s assets and the amount of outstanding letters of credit issued on the Company’s behalf.  As part of the modified and restated agreement, the Company was required to reduce the then outstanding obligation on the Term Loan to $4,400,000.  Amounts outstanding under the LOC and Term Loan bear interest which is payable monthly at a rate of three month LIBOR plus an applicable margin as described in the agreement.  The interest rate at December 31, 2011 was 4.33%.  Amounts outstanding under the LOC and Term Loan are collateralized by the Company’s property, plant and equipment, accounts receivable and inventory.  The outstanding principal amount of the Term Loan shall be repaid in 20 consecutive monthly installments beginning March 1, 2013 in amount of $133,333 and the last installment shall be in amount of the entire unpaid balance of the Term Loan.  The maturity date of the LOC and Term Loan was revised to December 1, 2014; however, the line of credit is classified as a current liability due to the lockbox requirement in the agreement.  At December 31, 2011, the Company had available an unused borrowing capacity under the LOC of approximately $1,800,000.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

The LOC and the Term Loan contain multiple financial covenants, the most restrictive of which is a monthly, cumulative EBITDA threshold.  The agreements also contain various positive and negative operating and financial reporting covenants which are customary for such debt instruments.  The Company failed to achieve the minimum EBITDA target for January 2012 and February 2012.  The Company received a waiver from the bank dated May 8, 2012 for the violations of the financial covenants in January 2012 and February 2012.  The agreement with the lender allows that equity contributions from the Company’s members may occur up to four times in 2012 to fund any EBITDA shortfall on a dollar-for-dollar basis in order to assist in curing any violations.  On April 23, 2012, the Company’s members contributed $800,000 in order to cure the March 2012 violation.  The Company’s continued compliance with the related terms of the line of credit are dependent on the Company’s ability to meet the minimum cumulative EBITDA threshold.  If the Company does not meet the minimum thresholds, it will result in a debt covenant violation.  Accordingly, the Company would need to restructure its operations in order to achieve compliance or obtain an amendment as noncompliance with such covenants would allow the Company’s lenders to demand immediate repayment of all outstanding borrowings under the line of credit.  Given the inherent uncertainties in estimates and assumptions in making financial projections, there can be no assurance that the Company will satisfy its financial covenants in future periods. In May 2012, the Company’s members committed to make additional equity contributions to cure any future EBITDA shortfalls in 2012.

In November 2011, the Company terminated the lease of its Sacramento warehouse.  In consideration for the early release from its obligations, the Company agreed to pay the landlord $560,000 plus interest at the rate of 4.5% per year.  A promissory note with the landlord was entered into on November 1, 2011 which required an initial payment of $62,500 at the inception of the note and then monthly payments of $12,500 on the first day of each monthly beginning December 1, 2011 and continuing through December 1, 2013.  All payments are applied to principal.  The entire unpaid balance and all accrued interest is due and payable on January 1, 2014.

Aggregate maturities of outstanding borrowings and advances are as follows:

2012	$150,000
2013	1,483,330
2014	10,416,818
$12,050,148

8.                            Income Taxes

Income tax benefit (provision) for the years ended December 31, 2011, January 1, 2011 and December 26, 2009 is comprised of the following:

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

	2011	2010	2009

Current
Federal	$(1,409)	$—	$—
State	(54,849)	(57,665)	(88,057)
Foreign	—	—	(208,035)
	(56,258)	(57,665)	(296,092)

Deferred
Federal	1,747,069	(158,699)	(90,709)
State	586,145	(8,538)	(20,124)
	2,333,214	(167,237)	(110,833)
	$2,276,956	$(224,902)	$(406,925)

The components of net deferred taxes are as follows:

	2011	2010

Deferred tax assets
Inventories	$54,230	$63,903
Net operating loss carryforwards	236,522	556,754
Amortization	1,750,169	—
	2,040,921	620,657

Deferred tax liabilities
Depreciation	(585,370)	(774,221)
Amortization	—	(724,098)
	(585,370)	(1,498,319)
Net deferred tax asset (liability)	$1,455,551	$(877,662)

The Company made cash payments (net of refunds) for income taxes of approximately $60,000, $66,000 and $262,000 in 2011, 2010 and 2009, respectively.

The Company has gross federal net operating loss carry forwards of approximately $642,000 and state net operating loss carry forwards totaling approximately $363,000 at December 31, 2011 which begin to expire in 2026.

The Company filed returns for prior years under a voluntary disclosure program with the Canadian government.  As a result of those filings, the Company paid $208,035 in Canadian income taxes during 2009.  Going forward, the Company will not be required to pay Canadian income taxes due to a treaty which provides an exemption for companies without a permanent business establishment in Canada.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

9.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through April 2019.

The following is a schedule, by year, of the future minimum payments under capital and operating leases as of December 31, 2011:

	Capital	Operating
	Leases	Leases

Year Ending
2012	$425,391	$879,647
2013	267,593	616,520
2014	90,553	607,511
2015	16,690	564,593
2016	2,946	540,604
Total minimum payments	803,173	$3,208,876

Less: Current portion of capital lease obligation	425,391
Long-term capital lease obligation	$377,782

Rent expense for the years ended December 31, 2011, January 1, 2011 and December 26, 2009 was approximately $4,026,000, $4,629,000 and $4,828,000 respectively.

The Company has no future capital expenditure commitments outstanding at December 31, 2011.

Other contingent liabilities with respect to product liabilities, legal proceedings and other matters arise in the normal course of business from time to time.  The Company recorded liabilities totaling $2.2 million at December 26, 2009 related to product liability claims.  These claims were settled during 2010 and the remaining accrual was reversed and recorded as a reduction of selling, general and administrative expenses in the statements of comprehensive income (loss).  In the opinion of management, no such matters exist which, in the event of an unfavorable outcome, would have a material effect on the Company’s financial position, results of operations and cash flows.

10.                     Intangible Assets and Goodwill

The following table summarizes the Company’s intangible assets subject to amortization as of December 31, 2011 and January 1, 2011:

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

	Gross		Net	Estimated
	Carrying	Accumulated	Carrying	Amortizable
	Amount	Amortization	Amount	Life (years)
2011
Customer list	$2,812,000	$1,109,178	$1,702,822	15
Patents	1,721,460	770,496	950,964	20
Non-compete agreement	314,000	314,000	—	5
Total	$4,847,460	$2,193,674	$2,653,786
2010
Customer list	$2,812,000	$921,711	$1,890,289	15
Patents	1,714,868	692,014	1,022,854	20
Non-compete agreement	314,000	310,600	3,400	5
Total	$4,840,868	$1,924,325	$2,916,543

The following table summarizes the Company’s goodwill as of December 31, 2011 and January 1, 2011:

	Gross			Net
	Carrying		Accumulated	Carrying
	Amount	Impairment	Amortization	Amount
2011
Goodwill	$10,180,421	$10,180,421	$—	$—
Total	$10,180,421	$10,180,421	$—	$—
2010
Goodwill	$10,180,421	$—	$—	$10,180,421
Total	$10,180,421	$—	$—	$10,180,421

The Company performed its annual goodwill impairment test as of December 31, 2011 and January 1, 2011.  Management has determined there to be one reporting unit.  The Company determines fair value based on estimated future cash flows the of the Company, discounted by an estimated weighted average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn.  Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others.   The Company’s business is closely tied to the performance of the housing markets which have seen significant decline over the past several years.  As a result of the challenging conditions, the Company’s revenue has declined.  In order to reduce costs and maximize efficiencies the Company implemented certain strategic and operational initiatives.  For the annual test performed as of January 1, 2011, the estimated fair value of the Company exceeded the carrying value and no impairment was considered present.  As a result of continued weakened economic conditions and the resulting lower than anticipated revenues, the annual test performed as of December 31, 2011 resulted in a fair value of the Company that did not exceed the carrying value. Accordingly, management performed step 2 of the impairment test and determined that a full impairment of goodwill was required.  The impairment charge of $10,180,421 has been recorded in the accompanying statement of comprehensive income (loss) and members’ equity as a component of loss from operations.

Amortization of intangible assets charged to operations amounted to approximately $270,000 for 2011, $327,000 for 2010 and $328,000 for 2009.  Estimated amortization expense for each of the next five years and thereafter is as follows:

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2011, January 1, 2011 and December 26, 2009

Amortization
Year Ending December 31,	Expense

2012	$265,000
2013	265,000
2014	265,000
2015	265,000
2016	243,726
Thereafter	1,350,060
Total estimated amortization expense	$2,653,786

11.                     Benefit Plans

The Company’s overall compensation and benefits program includes a nonqualified incentive bonus program for a select group of employees.  Benefits payable under this plan are calculated on the successful execution and completion of certain strategic and financial goals.  Liabilities associated with this plan totaled approximately $643,000, $370,000 and $980,000 at December 31, 2011, January 1, 2011 and December 26, 2009, respectively, and is included in accrued liabilities.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value.  The Company has accrued $625,000 and $250,000 at December 31, 2011 and January 1, 2011, respectively, for the LIP.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees.  Each year, participants may contribute amounts up to 15% of pretax compensation.  Prior to March 2009, the Company contributed 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.  In March 2009, the Company’s match was suspended.  Total contributions to the plan were approximately $335,000, $335,000 and $91,000 during 2011, 2010 and 2009, respectively.

12.                     Related Party Transactions

The Company, in the normal course of business, incurred various charges from LP and Casella.  These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 31, 2011, January 1, 2011 and December 26, 2009 totaled approximately $0, $163,000 and $44,000 respectively.

Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2011, 2010 and 2009 of approximately $110,000, $561,000 and $907,000 respectively.

13.                    Subsequent Events

The Company has performed an evaluation of subsequent events through June 11, 2012, which is the date the consolidated financial statements were made available for issuance.